[ACCO Brands Corporation Letterhead]

February 13, 2012

VIA EDGAR SUBMISSION AND COURIER

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	ACCO Brands Corporation Registration Statement on Form S-4 Filed January 3, 2012 File No. 333-178869

Dear Mr. Field:

This letter is in response to the comments contained in the Staff’s comment letter dated January 30, 2012 with respect to ACCO Brands Corporation’s (“ACCO”) Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on January 3, 2012 (the “Form S-4”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter, indicated in bold, followed by ACCO’s responses immediately after each comment. In addition, we have filed today Amendment No.1 to the Form S-4 (“Amendment No. 1”). The page numbers in the responses refer to pages of Amendment No. 1.

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General

1.	To the extent that any of the comments in this letter are applicable to your future periodic reports, please confirm that you will revise such filings accordingly.

We hereby confirm that to the extent that any of the comments in the Staff’s Comment Letter are applicable to ACCO’s future periodic reports, ACCO will revise such filings accordingly.

Letter to ACCO Stockholders

2.	Please revise the first paragraph to disclose the aggregate amount of ACCO common stock that may be issued to MWV stockholders as a result of the proposed transactions. In this regard, we note that you have only disclosed the exchange ratio and the respective ownership percentages of the current MWV stockholders and ACCO stockholders upon the closing of the merger.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

In response to the Staff’s comment, we have revised the letter to ACCO’s stockholders to disclose the aggregate amount of ACCO common stock that ACCO expects to issue to MWV stockholders as a result of the proposed transactions, based on the number of outstanding shares of ACCO common stock as of February 8, 2012.

Letter to MWV Stockholders

3.	Please revise the fifth paragraph to clarify that proxies are not being solicited and to include the disclaimer required by Item 2 of Schedule 14C.

In response to the Staff’s comment, we have revised the fifth paragraph to state that proxies are not being solicited and to include the disclaimer required by Item 2 of Schedule 14C.

Questions and Answers About the Transactions, page 3

Q: Will ACCO and Spinco incur indebtedness in connection with the Separation, page 4

4.	Please revise to quantify the aggregate amount of indebtedness that Spinco will incur in connection with the Separation due to the cash distribution to MWV, the issuance of debt securities to MWV and the payment of any fees and expenses related to the proposed transactions.

In response to the Staff’s comment, we have revised the disclosure on page 4 to quantify the aggregate amount of indebtedness that Spinco will incur in connection with the Separation due to the cash consideration payable to MWV and the issuance of debt securities to MWV and the payment by ACCO of fees and expenses in connection with the Transactions.

Q: How may MWV stockholders sell the shares of ACCO common stock, page 11

5.	Please revise to confirm, if true, that a MWV stockholder who sells shares of ACCO common stock in the “when issued” market will be selling his right to shares of Spinco common stock and cash in lieu of fractional shares, if any.

In response to the Staff’s comment, we note that a sale of ACCO common stock in the “when issued” market does not affect a MWV stockholder’s right to receive the cash in lieu of any fractional ACCO share to which the stockholder would be entitled in the absence of the sale on the “when issued” market. Therefore, we have revised the paragraph on page 11 to state that a MWV stockholder who sells shares of ACCO common stock on the “when issued” market will be required to deliver the number of ACCO shares so sold in settlement of the trade after ACCO common stock is issued upon completion of the Merger. In addition, we have eliminated the reference to the Spinco shares, which MWV stockholders will not physically possess, as a likely source of confusion to stockholders. We have also clarified in the first Q&A on page 10 that Spinco shares will not be distributed to MWV stockholders.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

Summary, page 13

6.	Please revise to add a section addressing the interests of ACCO’s directors and executive officers in the proposed transactions.

In response to the Staff’s comment, we have added a section on page 22 regarding the interests of ACCO’s directors and executive officers in the proposed transactions.

Conditions to the Merger, page 19

7.	Please confirm whether it is your intent to resolicit stockholder approval of the Share Issuance if either party waives a material condition.

In the event that a material condition to the Merger Agreement is waived, ACCO intends to resolicit approval of ACCO stockholders of the Share Issuance.

Voting by ACCO Directors and Executive Officers, page 20

8.	Please revise this section to disclose the vote required to approve each of the proposals.

In response to the Staff’s comment, we have revised the disclosure in the “Voting by ACCO Directors and Executive Officers” section by adding a new paragraph in that section on page 21.

Risk Factors, page 31

9.	We note your disclosure in the first paragraph of this section of “[t]he risks described below are not the only risks relating to the Separation, the Merger and ACCO after the Transactions. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also materially and adversely affect ACCO’s business operations or ACCO’s common stock, in each case, after the Transactions.” Please revise this paragraph to clarify that you have discussed all known material risks. If a risk is deemed immaterial, please do not reference it.

In response to the Staff’s comments, we have revised the disclosure in the first paragraph in the “Risk Factors” section of the Form S-4 to clarify that the risks described in that section are considered to be the most material risks relating to the Separation, the Merger and ACCO after the Transactions.

10.

We note your disclosure in this section has been presented as risks related to the Transactions and to the business after the Transactions. We also note that the disclosure in this section is anticipated to be incorporated by reference into the registration statement on Form 10 to be filed by Spinco. Please confirm that all

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

material risks related to Spinco and the MEAD C&OP Business have been disclosed in this section. For example, we note that Spinco has a larger presence in Brazil and in the mass market and educational space than ACCO and appears to have been more adversely impacted by Asian supply chain disruptions. To the extent material, please revise to discuss any material risks related to Spinco and the MEAD C&OP Business which have not been addressed by the risk factors included in this section and which are specific to Spinco and the MEAD C&OP Business.

In response to the Staff’s comment, we have revised the risk factor on page 41 (“Risks associated with currency volatility could harm ACCO’s and the MEAD C&OP Business’s sales, profitability and cash flows”) to note that the MEAD C&OP Business’s exposure to currency volatility may impact its ability to compete, and to note by way of explanation that the MEAD C&OP Business sources a significant portion of its products from China and other southeast Asian countries.

We respectfully submit that there are no additional material risks related to Spinco and the MEAD C&OP Business to be disclosed. In response to the Staff’s particularly stated concerns, we note that material risks relating to the MEAD C&OP Business’s exposure to the mass market space are currently disclosed by risk factors on pages 38 (“Challenges related to the highly competitive business segments in which ACCO and the MEAD C&OP Business operate could have a negative effect on ACCO’s ongoing operations, revenues, results, cash flows or financial position after the Transaction”), 39 (“ACCO and the MEAD C&OP Business are dependent on a limited number of large and sophisticated customers, and a substantial reduction in sales to these customers could significantly impact ACCO’s operating results after the Transactions”; “A bankruptcy of one or more of ACCO’s or the MEAD C&OP Business’s major customers could have a material adverse effect on ACCO’s financial condition and results of operations after the Transactions”), and 40 (“ ACCO’s and the MEAD C&OP Business’s customers may further consolidate, which could adversely impact margins and sales”); material risks relating to the MEAD C&OP Business’s exposure to Asian supply chain disruptions are disclosed by risk factors on page 41, revised as described above (“Risks associated with currency volatility could harm ACCO’s and the MEAD C&OP Business’s sales, profitability and cash flows”; “Risks associated with outsourcing the production of certain ACCO and the MEAD C&OP Business products could materially and adversely affect ACCO’s business, financial condition and results of operations after the Transactions”); and that there are no material risks relating to the MEAD C&OP Business’s presence in Brazil or the education space requiring further disclosure.

ACCO will be subject to restrictive debt covenants after the Transactions, page 33

11.	Please revise this risk factor to briefly discuss in greater detail the material financial and other restrictive covenants that will limit ACCO’s and its subsidiaries’ ability to engage in future operations.

In response to the Staff’s comment, we have revised this risk factor on page 34 to discuss in greater detail the material financial and other restrictive covenants that will limit ACCO’s and its subsidiaries’ ability to engage in future operations.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

ACCO and the MEAD C&OP Business are dependent on a limited number, page 38

12.	We note that in 2010 Walmart and Staples accounted for 30% of the MEAD C&OP Business’ total net sales. Please revise to quantify the percentage attributable to Walmart and Staples individually.

In response to the Staff’s comment, we have revised the risk factor on page 39 to quantify the percentage attributable to Walmart and Staples individually.

The ACCO Special Meeting, page 45

Solicitation of Proxies, page 48

13.	We note that proxies may be solicited in person or by internet, telephone or mail. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

ACCO confirms that it will file all written soliciting materials including any scripts to be used in soliciting proxies by personal interview or telephone.

The Transactions, page 49

Calculation of Merger Consideration, page 52

14.	Regarding your discussion of fractional shares, please explain what you mean by the statement that the distribution agent will cause the whole shares to be sold in the open market or “otherwise as reasonably directed by MWV.” Please also advise as to whether the distribution agent, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares. Please also confirm that the distribution agent and the broker-dealers it uses are not affiliates of MWV or Spinco. Refer to Question 6 of Staff Legal Bulletin No. 4 (September 16, 1997).

In response to the Staff’s comments, we removed the phrase “or otherwise as reasonably directed by MWV” on pages 55, 92 and 94. In addition, we confirm that the distribution agent, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares, and further confirm that the distribution agent and the broker-dealers it uses are not affiliates of MWV or Spinco.

Background of the Merger, page 54

15.	We note your disclosure that on June 14, 2011 your board authorized management to continue to explore a transaction with MWV within certain specified parameters. Please revise to briefly describe the specified parameters that your board established at this meeting.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

In response to the Staff’s comment, we have revised the disclosure on page 56 to briefly describe the specified parameters that the ACCO Board of Directors established at its June 14, 2011 meeting.

16.	We note your disclosure that between October 30, 2011 and November 4, 2011 the parties tentatively agreed to revised terms of the proposed transaction which included a fixed dividend of $460 million and a fixed ownership percentage by MWV stockholders following the merger of 50.5%. We note that prior to these dates the dividend amount adjusted based upon an agreed upon enterprise value of the MEAD C&OP Business, the number of ACCO common stock to be issued pursuant to the merger and the value of ACCO common stock immediately prior to the execution of the merger agreement subject to a minimum and maximum dividend amount. Please revise to discuss in greater detail why the parties ultimately agreed to a fixed dividend amount and a floating transaction value given the earlier negotiations.

In response to the Staff’s comment, we have revised the disclosure on pages 58-59 to discuss in greater detail why the parties agreed to a fixed dividend amount and a floating transaction value.

17.	We note that your board approved the proposed transactions on November 17, 2011. Please revise to disclose the aggregate transaction value on such date.

In response to the Staff’s comment, we have revised the disclosure on page 60 to disclose the aggregate transaction value as of November 17, 2011.

ACCO’s Reasons for the Merger, page 59

18.	Please refer to the first paragraph and the eighth bullet point thereto. To the extent known at the time, please revise to quantify the anticipated cost savings and operational efficiencies and synergies expected to be realized from the proposed transactions. Please also include any material assumptions or limitations necessary to facilitate investors understanding of the basis for and limitations on these estimates.

In response to the Staff’s comment, we have revised the disclosure on page 61 to include a cross-reference to a new section entitled “Expected Synergies from the Transactions” that was added in response to Comment 22 below.

19.	Please refer to the second paragraph and the fifth bullet point thereto. Please revise to quantify the substantial increase of indebtedness expected as a result of the proposed transactions.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

In response to the Staff’s comment, we have revised the disclosure on page 61 of the Form S-4 to quantify the increase of indebtedness expected as a result of the proposed transactions.

Opinions of ACCO’s Financial Advisors, page 63

20.	Please provide us with copies of the board books and any other materials prepared by your financial advisors. Also, provide us with copies of the engagement letters.

We have been advised by Cravath, Swaine & Moore LLP, counsel to Barclays Capital, that copies of the presentation materials that were delivered to the ACCO Board of Directors in connection with the opinion of Barclays Capital and a copy of the engagement letter between ACCO and Barclays Capital will be furnished to the Staff under separate cover and on a confidential basis. In addition, we have been advised by Benesch, Friedlander, Coplan & Aronoff LLP, counsel to William Blair & Company, that a copy of the presentation materials delivered to the ACCO Board of Directors in connection with the opinion of William Blair & Company and a copy of the engagement letter between ACCO and William Blair & Company will be furnished to the Staff under separate cover and on a confidential basis.

21.	We note that ACCO and MWV both provided your financial advisors with certain financial projections which were utilized by your financial advisors in their financial analyses. Please revise the prospectus in an appropriate section to disclose the financial projections. In addition, describe any material assumptions or limitations on the financial projections.

In response to the Staff’s comment, the Form S-4 has been revised to add a new section entitled “Certain Forecasts Prepared by ACCO” and a new section entitled “Certain Forecasts Prepared by MWV and the MEAD C&OP Business Management.” Please see pages 81-84. Please note that we intend to provide the missing information relating to the projections in the tables set forth on pages 81, 82 and 83 of Amendment No. 1, which information shall be filed in a subsequent pre-effective amendment to the Form S-4 following ACCO’s earnings call to be held on February 15, 2012.

22.	We note that you provided your financial advisors with certain expected synergies anticipated by your management as a result of the proposed transactions. Please revise the prospectus in an appropriate section to disclose and quantify the expected synergies. In addition, describe any material assumptions or limitations on the expected synergies.

In response to the Staff’s comment, the Form S-4 has been revised to add a new section entitled “Expected Synergies from the Transactions.” Please see page 64.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

Opinion of Barclays Capital, page 63

Selected Company Analysis, page 66

23.	We note your disclosure that the selected companies were selected because they were “deemed comparable” to ACCO and Spinco and because they were similar in one or more business or operating characteristics with ACCO and Spinco. Please revise to discuss in greater detail the specific criteria used to select the comparable companies.

In response to the Staff’s comment, we have revised the disclosure on page 67 to discuss in greater detail the specific criteria used by Barclays Capital to select the companies that it deemed comparable to ACCO and Spinco.

24.	Please revise to disclose the EBITDA Multiple calculated for each comparable company.

We respectfully advise the Staff that the minimum, maximum, median and mean EBITDA Multiples calculated for the group of comparable companies, rather than the EBITDA Multiple calculated for each comparable company, will better facilitate investors’ understanding of the selected companies analysis because these values were factors that were considered by Barclays Capital in determining the range of EBITDA Multiples to be applied to calculate ACCO’s implied pro forma equity ownership in the manner set forth on page 68. The disclosure on page 68 has been revised to include the minimum, maximum, median and mean EBITDA Multiples calculated for the comparable companies.

25.	We note that Barclays Capital applied an EBITDA Multiple range of 6.0x to 7.0x to corresponding financial data of ACCO and Spinco to calculate a range of implied equity values of ACCO and Spinco. Please revise to discuss in greater detail why Barclays Capital applied this multiple range. Please revise the Selected Transaction Analysis section on page 67 in a similar manner.

In response to the Staff’s comment, we have revised the disclosure on pages 68 and 69 to discuss in greater detail why Barclays Capital applied a range of EBITDA Multiples between 6.0x and 7.0x to selected financial data of ACCO and Spinco.

26.	Please revise to disclose the range of implied equity values of ACCO and Spinco and discuss in greater detail how these ranges were used to calculate a range of ACCO’s implied pro forma equity ownership in the combined company. Please revise the Selected Transaction Analysis and the Discounted Cash Flow Analysis sections on page 67 in a similar manner.

In response to the Staff’s comment, we have revised the disclosure on pages 68, 69, 70 and 71.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

Selected Transaction Analysis, page 67

27.	We note your disclosure that the selected precedent transactions were selected because they were “deemed relevant” and because the applicable target company was similar to Spinco with respect to the industry, size, product mix, margins, growth prospects and other characteristics of their businesses. Please revise to discuss in greater detail the specific criteria used to select the precedent transactions.

In response to the Staff’s comment, we have revised the disclosure on page 69 to discuss in greater detail the specific criteria used to select the precedent transactions listed in the “Selected Transaction Analysis” section.

28.	Please revise to disclose the EBITDA Multiples for the selected transactions.

We respectfully advise the Staff that the minimum, maximum, median and mean EBITDA Multiples calculated for the selected transactions, rather than the EBITDA Multiple calculated for each selected transaction, will better facilitate investors’ understanding of the selected transactions analysis because these values were factors that were considered by Barclays Capital in determining the range of EBITDA Multiples to be applied to calculate ACCO’s implied pro forma equity ownership in the manner set forth on pages 69 and 70. The disclosure on page 69 has been revised to include the minimum, maximum, median and mean EBITDA Multiples calculated for the selected transactions.

Contribution Analysis, page 69

29.	Please revise to discuss the steps involved in this analysis and clarify how net sales, adjusted EBITDA and adjusted EBIT for ACCO and Spinco for the referenced time periods were used to calculate a range of ACCO’s implied pro forma equity ownership in the combined company.

In response to the Staff’s comment, we have revised the disclosure on pages 71 and 72 to discuss the steps involved in the analysis under the heading “Contribution Analysis” and to clarify how net sales, adjusted EBITDA and adjusted EBIT for ACCO and Spinco for the referenced time periods were used to calculate a range of ACCO’s implied pro forma equity ownership in the combined company.

General, page 70

30.	Please revise the second paragraph to quantify any fees paid to, or to be paid to, Barclays Capital and its affiliates relating to any material relationship that existed during the past two years, or is understood to be contemplated, between ACCO and its affiliates and Barclays Capital and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

In response to the Staff’s comment, we have revised the disclosure on page 73 to quantify fees paid to, or to be paid to, Barclays Capital and its affiliates relating to any material relationship that existed during the past three years, or is understood to be contemplated, between ACCO and its affiliates and Barclays Capital and its affiliates.

Interests of Certain Persons in the Merger, page 79

Executive Severance Plan, page 79

31.	You state that the ACCO board “may determine” that the Merger will constitute a Change in Control for purposes of the ESP. For the other plans and agreements, you state that the Merger “will be” treated as a Change in Control. Please explain why this determination has not been made with respect to the ESP.

Under the ESP, a participant is entitled to enhanced severance if his or her employment is terminated by ACCO or its successor without cause or by the participant for good reason within 24 months after a “Change in Control”. Although the Merger technically may not constitute a “Change in Control” as defined in the ESP, the Board may determine that, given the significant size of the Merger and the potential impact on ACCO’s corporate personnel, and, in order to reduce distraction and incentivize the executive officers to act in the best interests of ACCO stockholders by successfully consummating the Merger, it is appropriate to offer certain enhanced severance benefits in the event that an executive officer’s employment is terminated due to redundancies within 12 months following consummation of the Merger.

We have revised the disclosure in the section “Interests of Certain Persons in the Merger” section on pages 84 and 85.

Regulatory Approvals, page 82

32.	We note that the parties are required and have provided notification with Brazil’s CADE. Please revise to briefly describe the notification requirement with Brazil’s CADE and, to the extent applicable, the associated approval process and timing.

In response to the Staff’s comment, we have revised the disclosure in the section “Regulatory Approvals” section on page 87 by briefly describing the notification requirement with Brazil’s CADE.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

Material U.S. Federal Income Tax Consequences, page 84

33.	We note that receipt of the Distribution Tax Opinion and Merger Tax Opinions are conditions to the merger and subject to waiver. Please confirm that you will recirculate and resolicit if one of the opinion conditions is waived and the change in tax consequences is material.

ACCO confirms that it intends to resolicit approval of ACCO stockholders of the issuance of shares of ACCO common stock pursuant to the proposed merger if one of the opinion conditions is waived and the change in tax consequences is material.

The Separation Agreement, page 106

34.	You state that the description of assets and liabilities in the Separation Agreement has been modified in important ways. Please confirm that your description in this document of these assets and liabilities and the Separation Agreement is materially complete.

ACCO confirms that the descriptions in the Form S-4 of the Separation Agreement and of the assets and liabilities to be conveyed to Spinco and retained by MWV pursuant to the Separation Agreement are materially complete.

Debt Financing, page 116

35.	Please advise regarding the timing of final documentation of the various financings contemplated in this section and how such timing relates to the anticipated timing of distributing the proxy statement/prospectus-information statement.

It is expected that the documentation of the credit facilities described in the section entitled “Debt Financing” will be finalized after the proxy statement/prospectus-information statement is mailed to ACCO stockholders, substantially concurrently with the closing of the merger. Also, in response to Comment 36 below, a more fulsome discussion of the timing of the steps related to the anticipated Debt Exchange is described in greater detail in the S-4 beginning on page 128.

36.	Please revise to include a section which discusses in greater detail the anticipated Debt Exchange to include sufficient details on each step. Please consider adding diagrams or charts with graphics to depict the various steps and the movement of debt between entities.

In response to the Staff’s comment, we have revised the disclosure in the “Debt Financing—MWV Bridge Facility” section beginning on page 127 to discuss in greater detail the anticipated Debt Exchange and to add diagrams to depict the various steps of the Debt Exchange.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

37.	Please file the commitment letters and engagement letters as exhibits to the registration statement.

In response to the Staff’s comment, copies of the commitment letters relating to the financings described in the “Debt Financing” section of the Form S-4 have been filed as Exhibits 10.5, 10.6 and 10.7 to Amendment No. 1 to the Form S-4. Please note that a copy of the engagement letter referred to in the “Debt Financing” section has not been filed as an exhibit to the Form S-4 as we do not deem it to be a material definitive agreement.

ACCO Term Facility and ABL Facility, page 116

Covenants, page 119

38.	We note your disclosure that the ACCO Term Facility and ABL Facility will be subject to certain financial covenants such as a minimum interest coverage ratio, maximum leverage ratio, and minimum fixed charge coverage ratio. When known, please revise to quantify these financial covenants. If applicable, please also revise the Covenants section on page 121 related to the Spinco Term Facility in a similar manner.

As noted in our response to Comment 35 above, the documentation of the credit facilities described in the section entitled “Debt Financing” will not be finalized until after the proxy statement/prospectus-information statement is mailed to ACCO stockholders, substantially concurrently with the closing of the Merger. Therefore, we respectfully advise the Staff that we will not revise the disclosure to quantify the financial covenants described in the “Debt Financing” section in a subsequent pre-effective amendment to the Form S-4.

Spinco Securities, page 122

39.	When known, please revise to clarify the payment terms, interest rate, and other details of the Spinco Securities.

As noted in the section entitled “Debt Financing—MWV Bridge Facility—Debt Exchange” beginning on page 128, it is not anticipated that Spinco will issue the Spinco Securities to MWV until after ACCO’s special meeting, and therefore the payment terms, interest rate, and other details of the Spinco Securities will not be finalized until after the proxy statement/prospectus-information statement is mailed to ACCO stockholders. Therefore, we respectfully advise the Staff that we will not revise the disclosure to quantify such details of the Spinco Securities in a subsequent pre-effective amendment to the Form S-4.

Information About Merger Sub and ACCO Brands Corporation, page 128

40.	We note the disclosure on page 41 regarding royalty revenue related to patents covering products in the computer security category. Please include a brief discussion of the license agreements and related royalties in your business section.

In response to the Staff’s comment, we have added a brief discussion of the license agreements and related royalties on page 138.

Product Development and Product Line Rationalization, page 131

41.	Please revise this first paragraph of this section to discuss the new products that have been developed in recent periods.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

In response to the Staff’s comment, we have revised the disclosure in this section on page 137 to discuss the new products that have been developed in recent periods.

Directors and Officers of ACCO Before and After the Merger, page 134

42.	Revise to briefly discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that each should serve as a director.

In response to the Staff’s comment, we have added a brief discussion of the specific experience, qualifications, attributes or skills of each director in the “Directors and Officers of ACCO Before and After the Merger” section beginning on page 141.

Executive Officers, page 136

43.	We note that an executive of the MEAD C&OP Business may become an executive officer of ACCO. Elsewhere in the document when discussing the executive officers of ACCO, you do not reference this possibility. Please revise accordingly. Please also tell us when you anticipate making the final determination.

In response to the Staff’s comment, we have revised the disclosure on pages 21, 61, 84, 95, 143 and 145 to note that an executive of the MEAD C&OP Business may become an executive officer of ACCO. Once a final decision has been made, appropriate disclosure will be made in a subsequent pre-effective amendment to the Form S-4.

Management’s Discussion and Analysis of Financial Condition, page 138

44.	We note that in a number of instances in the ACCO and MEAD C&OP Business segment discussions, you refer to product mix as being favorable, improved, weaker or otherwise. Please enhance your disclosure regarding the impact of product mix to explain what changed within the particular segment during the reporting period. In doing so, please discuss any underlying trends related to your business, the industry, your customers or the economy that are influencing product mix in one way or another.

With respect to the ACCO segment discussion, we have expanded our discussion of the effect of product and customer mix and any applicable underlying business trends on the reported business or segment results on pages 149, 151, 152 and 154.

With respect to the MEAD C&OP Business segment discussion, the mix component of results is driven by many factors in the quarters and years presented. Changes in customer demand and their decisions around product line presentation can influence the mix of products it sells each year. In addition, capacity availability in the MEAD C&OP Business factories can also drive decisions on whether to market specific products in a given year which can also drive mix changes. As a result, the MEAD C&OP Business’ mix can vary somewhat from period to

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

period. MEAD C&OP Business management has not identified any underlying trends related to the MEAD C&OP Business that would influence product mix. In response to the Staff’s comment, we have clarified the impact of price and mix so that the reader can better understand the impacts during the period, in the segment discussions on pages 175-179 and 183-184.

Cash Flow: 2010 versus 2009, page 152

Cash Flow from Operating Activities, page 152

45.	We note your disclosure of Pre-tax Net Income Adjusted for Non-cash Charges, which appears to be a non-GAAP measure. It is unclear as to the usefulness of such measure to an investor’s understanding of your pre-tax net income. We believe an investor is able to compute such measure when and if necessary. We would not object if you choose to separately present a discussion of the pre-tax non-cash charges, provided that you include a computation of such amount and the individual impact on pre-tax net income, without arriving at a non-GAAP profitability measure. We refer you to the guidance in Item 10(e)(1) of Regulation S-K for use of non-GAAP financial measures in Commission filings. Please revise or explain to us how your measurement complies with this guidance. This comment is also applicable to the MD&A contained in the December 31, 2010 Annual Report on Form 10-K and the September 30, 2011 Quarterly Report on Form 10-Q. Please advise or revise the disclosure in the registration statement on Form S-4 and comply in future filings on Form 10-K and 10-Q.

ACCO has considered the guidance applicable in Item 10(e)(1) of Regulation S-K and has amended the disclosure in the Form S-4 and in all prospective 10-K and 10-Q filings will exclude the disclosure and determination of Pre-tax Net Income Adjusted for Non-cash Charges.

Information About the MEAD C&OP Business, page 161

46.	We note that the disclosure in this section related to Spinco and the MEAD C&OP Business is anticipated to be incorporated by reference into the registration statement on Form 10 to be filed by Spinco. We also note that you have not provided the disclosure required by Items 5, 6, or 7 of Form 10 related to Spinco or filed Spinco’s charter documents or material contracts as exhibits to the registration statement. Please revise as applicable or advise.

We supplementally advise the Staff that Spinco intends to provide the information required by the registration statement on Form 10 solely by incorporating by reference into such registration statement the information contained in the proxy statement/prospectus-information statement. The proxy statement/prospectus-information statement contains the information required by the registration statement on Form 10 for the combined company (and not Spinco alone) as MWV believes that it is more helpful to MWV stockholders to have information regarding the combined company than to have information regarding Spinco alone because

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

MWV stockholders will never physically receive shares of Spinco common stock, will never have an opportunity to trade those shares, and will never be able to make an investment decision regarding shares of Spinco common stock. Instead, MWV stockholders must decide whether to hold or sell the combined company common stock that they will receive in the merger of Merger Sub and Spinco. MWV believes the proxy statement/prospectus-information statement that is filed as a part of the Form S-4 and that will be sent to MWV stockholders provides adequate information about the spin-off and the combined company after the merger. MWV respectfully submits that disclosures required by Items 5, 6, or 7 on Form 10 relating to Spinco alone would not contribute relevant information to MWV stockholders or the trading markets.

Because Spinco is a non-reporting subsidiary of MWV, pursuant to subpart B.3.a of Question 4 of Staff Legal Bulletin 4, (1) MWV must provide adequate information about the subsidiary to its stockholders and to the trading markets by providing MWV stockholders with an information statement substantially compliant with Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (2) Spinco must register the Spinco securities under the Exchange Act.

MWV believes that the information set forth in the proxy statement/prospectus-information statement satisfies the requirements of clause (1) above and will satisfy the requirements of clause (2) above upon filing of a registration statement on Form 10 incorporating by reference the information contained in the proxy statement/prospectus-information statement because Spinco will never be a stand-alone entity with its securities available for trading in the public markets. The spun-off shares of Spinco common stock will not be physically distributed to MWV stockholders, but will instead be held by a third-party distribution agent on behalf of MWV stockholders. Immediately after the spin-off, as set out in “Questions and Answers about the Transaction” on the Form S-4, the parties will consummate the merger between Spinco and Merger Sub, at which time the shares of Spinco common stock held by the third-party distribution agent will be converted into shares of ACCO common stock and cash in lieu of fractional shares of ACCO common stock. The third-party distribution agent will then distribute those shares of ACCO common stock received in the merger to the MWV stockholders in accordance with the terms of the Merger Agreement. Since the spin-off and merger transactions are conditioned on one another, MWV will not effect the spin-off unless and until all conditions related to the merger have been fulfilled or waived (except those that by their terms can not occur until the closing) and the merger is set to close immediately after the spin-off. Therefore, no shares of Spinco common stock will be physically distributed to MWV stockholders, and no active trading market will develop as a result of the spin-off. Instead, the MWV stockholders will receive shares of ACCO common stock in a transaction registered under the Securities Act of 1933, as amended.

Because this transaction will result in MWV stockholders receiving the combined company common stock, those stockholders need information relating to post-merger ACCO and its common stock and not information relating to Spinco as a standalone entity. Information provided to the MWV stockholders for Spinco as a standalone entity would not meaningfully increase information already provided, or to be provided, in this information statement/prospectus.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

Additionally, omission of disclosures required by Items 5, 6, and 7 on Form 10 relating to Spinco will not implicate the primary concern Staff Legal Bulletin No. 4 was meant to address, namely, the creation of an active trading market for the spun-off shares without adequate public information about their issuer, and inclusion of such disclosures is potentially confusing or misleading to MWV stockholders as they consider the investment represented by the shares they are to receive. Rather, consummation of the transactions described in the Form S-4 will create an active trading market in shares of ACCO. The Form S-4 accordingly provides disclosures required by Items 5, 6, and 7 on Form 10 relating to the combined entity.

MWV believes that the foregoing analysis is consistent with precedent transactions that are described in the following registration statements:

—     Registration Statement on Form S-4 of Citadel Broadcasting Corporation, filed with the Commission on May 8, 2007 (involving the spin-off of the Walt Disney Company’s ABC Radio Network business and its subsequent combination with Citadel Broadcasting Corporation)

—    Information Statement/Prospectus, Exhibit 99.1 of the General Form for Registration of Securities on Form 10 of Northern New England Spinco Inc., filed with the Commission on October 24, 2007 (involving the spin-off of Verizon Communications Inc.’s Northern New England Spinco Inc. subsidiary and its subsequent combination with Fairpoint Communications, Inc.)

—    Information Statement, Exhibit 99.1 of the General Form for Registration of Securities on Form 10 of Domtar Corporation. filed with the Commission on November 21, 2006 (involving the spin-off of Weyerhaeuser Company’s fine paper business and its subsequent combination with Domtar, Inc.)

In each of these precedent transactions, the spun-off subsidiary did not provide the disclosure required by Items 5, 6 or 7 for Spinco on a standalone basis and the Commission did not require such information.

Spinco’s certificate of incorporation, by-laws and material contracts will be filed as exhibits to the Form 10 to be filed by Spinco, consistent with the second and third precedent above (with the first precedent above omitting the charter documents of the spun-off business both from the spun-off business’s Form 10 and the merger partner’s Form S-4.)

Products, page 162

47.	Please revise to discuss in greater detail the MEAD C&OP Business’ principal products.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

In response to the Staff’s comment, we have revised the description of the MEAD C&OP Business’s principal products to provide additional information on product types, branding and distribution channels.

Customers, page 163

48.	We note your disclosure on page 38 that in 2010 the MEAD C&OP Business received 30% of its total net sales from Walmart and Staples. Please revise this section to discuss in greater detail any dependence on one or a few major customers. In this regard, please also identify and quantify any 10% or greater customer.

In response to the Staff’s comment, we have revised this disclosure to discuss in greater detail the MEAD C&OP Business’s extent of dependency on one or a few major customers by quantifying the percentages of net sales attributable to each of Walmart and Staples and by clarifying that no other MWV customer accounts for 10% or greater of total net sales.

Selected Unaudited Pro Forma Combined Financial Information, page 184

49.	Refer to the fifth paragraph on page 184 regarding the engagement of independent consultants to complete the appraisals necessary to arrive at the fair market value of the assets and liabilities related to the MEAD C&OP Business. Please expand to further clarify whether the adjustments to estimated fair value included with this filing are based on a preliminary and limited review concluded by ACCO management with the assistance of MWV’s management and any third-party independent appraiser. In this regard, disclose whether ACCO is assuming responsibility for determining the preliminary (and the final) fair value amounts assigned to the assets and liabilities in the purchase price allocation of the MEAD C&OP Business. To the extent you have relied on the results of the third-party’s valuation in assigning the fair values, the third party should be identified in the Form S-4 and their consent is required to be filed under Exhibit 23. See Rule 436 of Regulation C and Item 610(b)(23) of Regulation S-K. Alternatively, you may delete all references to the third party or you can instead accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Please revise to clarify the nature and extent of the third party’s involvement and management’s reliance on the work of the third-party valuation firm.

In response to the Staff’s comment, we have revised the disclosure in the fifth paragraph of page 192.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

Pro Forma Balance Sheet as of September 30, 2011, page 186

50.	Refer to adjustment (g). We note the significant increase in the fair market values assigned to trade names and customer relationships as compared to the MEAD C&OP book values of such assets, disclosed in detail in Note L to the September 30, 2011 unaudited interim financial statements at page F-13. Please expand the narrative discussion to explain the reasons for this increase. In addition, please also identify those trade names that have indefinite lives and describe the analyses performed that provide evidence that the trade names will generate cash flows for an indefinite period of time.

In response to the Staff’s comment, we have revised the disclosure in adjustment (g) on page 195 to identify those trade names that have indefinite lives and describe the analyses performed that provide evidence that the trade names will generate cash flows for an indefinite period of time. We have also added new language that explains the reasons for the increase in the fair values assigned to the trade names and customer relationships, when compared to the book values of such assets reported by the MEAD C&OP business, which is included in the “Additional disclosures” section of the pro forma financial statements which begins on page 200.

51.	Refer to adjustment (h). Please expand the narrative to discuss how as a result of the business combination, ACCO’s deferred tax assets in its U.S. Operations are expected to be fully recoverable. We note the disclosure in ACCO’s MD&A at page 139 that during the second quarter of 2009, ACCO determined that it was no longer more likely than not that its U.S. deferred tax assets would be realized and as a result ACCO established a $108.1 million valuation allowance. Please expand the disclosure in the pro forma financial statements to describe the basis for recoverability of ACCO’s U.S. deferred tax assets from the impact of the proposed business combination with MEAD C&OP. Similarly, this comment is also applicable to adjustments (u) to the September 30, 2011 and December 31, 2010 Pro Forma Statements of Operations.

In response to the Staff’s comment, we have revised the disclosure in adjustment (h) on page 196 and within the “Additional disclosures” section of the pro forma financial statements which begins on page 200 to describe the basis for recoverability of ACCO’s U.S. deferred tax assets from the impact of the proposed business combination with MEAD C&OP.

Pro Forma Statement of Operations Year Ended December 31, 2010, page 190

52.

Pro forma adjustments related to the pro forma income statement must be factually supportable. We note that you have reversed interest expense that was allocated to the acquired business by its parent. You state, in footnote (t), that the combined company “does not expect” to incur incremental debt beyond that debt issued to fund the special distribution. We are not persuaded that this adjustment to allocated costs is factually supportable and/or that it is expected to have a continuing impact.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

Further, it is not clear that the absence of the related funding would not have caused a decrease in revenues. Please revise to omit this adjustment or provide further support for your conclusion that the adjustment complies with Rule 11-02 (b) (6) of Regulation S-X. We will not object if you elect to disclose your expectations under “Additional disclosures:” on page 192 instead. Our comment applies to footnote (t) on page 192 as well.

In response to the Staff’s comment, we have removed the adjustment described in footnote (t) on page 198 and have inserted additional disclosure in the section “Additional disclosures” on page 200.

Additional Disclosures, page 192

53.	Consider expanding the disclosures herein to disclose if you expect any material impact to the financial statements from also entering into the Employee Benefits Agreement, Tax Matters Agreement and Transition Services Agreement, as described beginning on page 124.

In response to the Staff’s comment, we have added disclosure in the “Additional Disclosures” section on page 201 to disclose expected material impact, if any, from entering into the Employee Benefits Agreement, Tax Matters Agreement and Transition Services Agreement.

Description of Capital Stock of ACCO Before and After the Merger, page 195

54.	You qualify your description of ACCO capital stock by reference to the applicable provisions of the DGCL. Such a qualification is inappropriate unless you file the applicable provisions of the DGCL as an exhibit to the registration statement. Please revise accordingly.

In response to the Staff’s comment, we have revised the first paragraph in the “Description of Capital Stock of ACCO Before and After the Merger” section on page 204 of the Form S-4 to eliminate the qualification of the description of ACCO capital stock by reference to the applicable provisions of the DGCL.

Common Stock, page 195

55.	We note your disclosure in the first paragraph that all shares of ACCO common stock to be outstanding upon consummation of the merger will be validly issued, fully paid, nonassessable and free of preemptive rights. This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

In response to the Staff’s comment, we have deleted the following sentence from page 204 of the Form S-4: “All shares of ACCO common stock to be outstanding upon consummation of the Merger will be validly issued, fully paid, nonassessable and free of preemptive rights.”

Comparison of the Rights of Stockholders Before and After the Transactions, page 201

56.	We note your disclosure in the second paragraph that “[t]he identification of specific differences is not intended to indicate that other equally or more significant differences do not exist.” Please revise this paragraph to clarify that you have disclosed all material differences between ACCO and Spinco common stock. Refer to Item 4(a)(4) of Form S-4.

In response to the Staff’s comment, we have revised the disclosure in the second paragraph in the “Comparison of the Rights of Stockholders Before and After the Transactions” section on page 210 of the Form S-4.

MEAD C&OP Business

September 30, 2011 Unaudited Interim Financial Statements

Note R. Discontinued Operations, page F-17

57.	Please expand to disclose the amount of gain or loss recorded on the sale of the envelope product business.

In response to the Staff’s comment, we intend to revise the notes to the 2011 combined financial statements in a subsequent amendment to Form S-4.

As disclosed under Note R on page F-17, the MEAD C&OP Business completed the sale of its envelope products business for cash proceeds of $55.2 million on February 1, 2011. In addition, the envelope products business was classified as held-for-sale during 2010, resulting, as disclosed in Notes P and R on pages F-14 and F-17, in pre-tax charges of $19.5 million ($14.6 million after taxes). As a result, the book value of the disposal group of this business was reduced to its estimated fair value at December 31, 2010 based on the cash proceeds to be received at close.

During 2011, the MEAD C&OP Business recorded additional charges of $1.1 million ($0.7 million after taxes) primarily related to a working capital adjustment negotiated with the buyer of the envelope products business. The combined pre-tax charges recorded in 2010 and 2011 sum to $20.6 million ($15.3 million after taxes) and represent the total amount of loss on sale of the envelope products business. These disclosures will be included in the notes to the 2011 combined financial statements in a subsequent amendment to Form S-4.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

MEAD C&OP Business

December 31, 2010 Audited Financial Statements

The Consumer & Office Products Business

Combined Statements of Income, page F-19

58.	We note that your net sales figures are consistent with the segment information presented on page 81 of the Form 10-K filed by MeadWestvaco Corporation for the year ended December 31, 2010. Please briefly describe to us the reasons for the significant difference between “Operating income” on page F-19 and “Segment Profit” on page 81 of the above referenced Form 10-K. We assume that one of the differences is attributable to the allocation of restructuring charges in the Statements of Income.

Operating income presented in the combined statement of income of MEAD C&OP includes a broader portion of corporate support costs as compared to such costs allocated to the measure of segment profit as defined by MeadWestvaco Corporation, as well as the inclusion of restructuring charges and certain employee benefits costs in operating income of MEAD C&OP that are excluded from segment profit.

Summary of Significant Accounting Policies, page F-23

59.	We note that certain accounting policies appear to differ from those of ACCO. Specifically, we note that you use LIFO in determining the cost of certain inventories. Further, the estimated useful lives of certain depreciable owned assets and of intangible assets appear to differ from those of ACCO as well. If our understanding is correct, please describe the extent to which accounting policies will change subsequent to the acquisition. In this regard, it appears from the disclosures on page 187 that you are making some accounting policies changes in each of these areas. Please describe these changes in greater detail and address any other significant changes that may occur and that are not specifically referenced above.

In response to the Staff’s comment, we have added disclosure regarding policy changes in the “Additional disclosures” section of the pro forma financial statements which begins on page 200.

Related Party Transactions, page F-23

60.	If practicable, please also disclose management’s estimate of what the expenses would have been on a standalone basis as contemplated by the Interpretive Response to Question 2 of SAB Topic 1-B-1. Our comment applies to the related party transactions disclosures in the interim financial statements on page F-6 as well.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

In response to the Staff’s comment, while the Staff has required footnote disclosure, when practicable, of management’s estimate of what the expense would have been on a standalone basis, we do not believe that disclosure of management’s estimate is practicable because such amounts would be derived from estimates based on highly subjective assumptions. Actual costs that may have been incurred if MEAD C&OP had been a stand-alone business would depend on a number of factors, including organizational structure and what functions were outsourced or performed by employees, as well as strategic decisions made in areas such as information technology and infrastructure. Therefore, as it is not practicable to do so, we do not intend to provide additional financial statement footnote disclosure to quantify and disclose the amount of expenses that the MEAD C&OP Business would have incurred during the historical periods on a stand-alone basis.

Age of Financial Statements

61.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, ACCO confirms that it will continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Exhibits, page II-2

62.	Please file a form of proxy as an exhibit to the registration statement.

In response to the Staff’s comment, a form of proxy has been filed as Exhibit 99.3 to Amendment No. 1.

Exhibit 10.3

63.	Please refile a complete copy of Exhibit 10.3 including all exhibits and schedules thereto.

In response to the Staff’s comment, we have refiled Exhibit 10.3 including all exhibits and schedules thereto in Amendment No. 1.

Accountants’ Consents

64.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

65.	Refer to Exhibit 23.4 for the consent of KPMG LLP. Please clarify the disclosure to indicate the reference to the use of their name in both Summary and Selected Historical Consolidated Financial Information. The current disclosure indicates Selected Financial Data.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

February 13, 2012

In response to the Staff’s comment, we have made the requested clarifying language change.

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If you have any questions regarding the foregoing, please contact the undersigned at (847) 484-3010.

Very truly yours,

/s/ Steven Rubin

Steven Rubin

Senior Vice President, Secretary and General Counsel

ACCO Brands Corporation